                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 21, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
              -------                                             -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
            -------                                               -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

FOR IMMEDIATE RELEASE

CONTACTS:
MERANT
GARY GREENFIELD                                   KEN SEXTON
CHIEF EXECUTIVE OFFICER                           CHIEF FINANCIAL OFFICER
+1 (301) 838 5223                                 +1 (301) 838 5210
Gary.Greenfield@merant.com                        Ken.Sexton@merant.com

LARRY DE'ATH                                      FINANCIAL DYNAMICS
VP, INVESTOR RELATIONS                            GILES SANDERSON/HARRIET KEEN
+1 (301) 838 5228                                 +44 (0) 20 7831 3113
Larry.Death@merant.com                            merant@fd.com

                      MERANT REPORTS THIRD QUARTER RESULTS
                  Egility E-Business Software Products Grow 18%

WWW.MERANT.COM -- FEBRUARY 21, 2001 -- MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a global leader in e-business software solutions, today reported its final results for the third fiscal quarter ended January 31, 2001. A conference call has been scheduled today for investors, press and analysts to review results at 4:00 pm GMT (11:00 am U.S. EST).


During this quarter Egility e-business software products grew 18% at constant currency exchange rates, and MERANT expanded its offerings in Web Content Management. The end-to-end Internet Professional Services (IPS) sector suffered a significant downturn, and service revenue related to this area has likewise suffered -- down 45% on the previous quarter. MERANT has consequently made the decision to exit its activities in end-to-end IPS consulting which, to date, have accounted for a small portion of MERANT's business. Moving forward, investment will be focused on higher growth e-business products and related activities.


KEY THIRD QUARTER HIGHLIGHTS (ENDED JANUARY 31, 2001)

-     Revenues were Pound Sterling 53.6 million ($78.1 million).

- Egility e-business software products grew 18% at constant currency exchange rates.

- Cobol revenue declined 18% in the quarter ended January 31, 2001, in line with management expectations.

- Pre-tax earnings under U.K. GAAP were Pound Sterling 1.1 million (or net earnings of 0.6 pence per ordinary share) before amortization of goodwill.

- Under U.S. GAAP, pre-tax earnings were $1.7 million (or net earnings of $0.04 per American Depositary Share (ADS)), before goodwill amortization.

- Operating costs down, including cost of revenue, Pound Sterling 2.0 million ($4.6 million) sequentially from the previous quarter.

- MERANT will exit the end-to-end Internet Professional Services market, which contributed revenue of Pound Sterling 1.2 million ($1.8 million) for the quarter, down substantially due to market weakness.

- On February 20, 2001 MERANT completed the acquisition of the Enterprise Division of NetObjects, an IBM affiliate, for $18 million. An initial payment of $4 million was paid in third quarter.

- As part of this transaction, IBM will be making a limited equity investment in MERANT.

- The financial position remains strong; cash totaling Pound Sterling 61.2 million ($89.3 million), or 45.3 pence per ordinary share ($3.31 per ADS).

- MERANT launched partnership with Mercury Interactive Corp. to provide load testing and Web performance monitoring as part of MERANT ASaP, the Company's hosted development offering.

KEN SEXTON, CHIEF FINANCIAL OFFICER AT MERANT, SAID:
"We have not been immune to the significant downturn in the Internet Professional Services market. The decline in IPS and our decision to exit the end-to-end IPS market reflects that. Measures have already been taken to reduce costs in this area of the business and we have narrowed our services focus towards higher-margin consulting based around MERANT technology.

We are pleased to report that actions implemented this quarter have yielded significant savings, with operating costs down Pound Sterling 2.0 million ($4.6 million) sequentially. We will continue to reduce costs in under-performing areas, while increasing our investment in growth areas, such as enterprise change and web content management. These efforts should reduce our operating expenses further, with an objective of improving margins and building shareholder value."

COMMENTING ON THE RESULTS, GARY GREENFIELD, MERANT PRESIDENT AND CHIEF EXECUTIVE OFFICER, ADDED:
"Egility e-business software revenue continues to show good growth, up 18% at constant currency exchange rates. This growth is primarily driven by our Egility Enterprise Change Management solutions.

Complementing our Enterprise Change Management business, in the area of web content management, the acquisition of the Enterprise Division of NetObjects was completed. With this strategic acquisition, MERANT will offer a comprehensive solution from a single provider to manage the entire e-business assets of the enterprise, where we are well positioned to seize on growing market opportunities.

We are pleased about our expanded ASaP hosted development offerings through a strategic partnership with Mercury Interactive Corp. We are committed to offering a suite of best-of-breed technologies for our customers within MERANT ASaP. This partnership is another step in that direction.

We are committed to delivering value to our shareholders, and continue to review a broad range of strategic alternatives."


OPERATIONAL HIGHLIGHTS
MERANT's third quarter business developments include:
- MERANT COMPLETES ACQUISITION OF ENTERPRISE DIVISION OF NETOBJECTS -- MERANT announced it has completed the acquisition of the Enterprise Division of NetObjects (NNM: NETO), an IBM affiliate, for $18 million. As part of this transaction, IBM will be making a limited equity investment in MERANT.

- MERANT EXPANDS OFFERINGS ON ITS HOSTED SITE FOR DEVELOPERS -- MERANT's ASaP, its hosted development service for team development, is expanding its services through a partnership with Mercury Interactive Corp to offer load testing and Web performance monitoring.

- HOSTED DEVELOPMENT SERVICE REACHES 400 DEVELOPERS MARK -- MERANT announced that MERANT ASaP has now signed on more than 400 developers at more than 50 customer locations.

- MERANT AND MERCURY INTERACTIVE ANNOUNCE INTEGRATION OF MERANT PVCS DIMENSIONS WITH MERCURY INTERACTIVE TESTDIRECTOR -- Integration enables customers to incorporate test management into their overall software configuration management (SCM) infrastructure.

- PROGRAMMER'S PARADISE TO OFFER MERANT'S ASP -- MERANT ASaP is the First ASP for Developers to be Sold by a High-Volume Reseller. MERANT ASaP will be sold by Programmer's Paradise through their well known catalogs, online stores, and corporate services division.

- MERANT TO OPTIMIZE ITS EGILITY SOLUTIONS TECHNOLOGY FOR INTEL(R)'S ITANIUM(TM) PROCESSOR ACCELERATING APPLICATION DEVELOPMENT ACROSS NEW 64-BIT ENVIRONMENTS --MERANT announced an agreement with Intel(R) Corporation to extend support to Intel's new processor family for DataDirect and PVCS.

FINANCIAL COMMENTARY UNDER U.K. GAAP - FOR THE QUARTER ENDED JANUARY 31, 2001 Revenues were Pound Sterling 53.6 million for the third fiscal quarter as compared to Pound Sterling 54.6 million for the quarter ended January 31, 2000. MERANT's Egility e-business software products revenue grew 18% at constant currency exchange rates and made up 59% of MERANT's total revenues for the quarter. Revenue from Cobol solutions, which represented 38% of our revenue, declined 18% at constant currency exchange rates due to the expected decline in demand for Cobol and mainframe-related products. Internet Professional Services (IPS) consulting, which represented 3% of the business, was down sequentially, due to weakness in the IPS market. Changes in currency exchange rates increased reported U.K. GAAP revenue by Pound Sterling 2.9 million compared to the same period last year, primarily because of strengthening of the U.S. dollar against other major international currencies. Excluding the effect of goodwill amortisation, pre-tax earnings were Pound Sterling 1.1 million, or 0.6 pence per ordinary share on a net basis, for the quarter ended January 31, 2001. The above pre-tax earnings are excluding goodwill charges of Pound Sterling 10.5 million.

For the nine months ended January 31, 2001, revenues were Pound Sterling 156.9 million compared to Pound Sterling 166.5 million for the nine months ended January 31, 2000. MERANT's Egility e-business software products revenue for the first nine months of the fiscal year grew 15% at constant currency exchange rates and made up 58% of MERANT's total revenues. Revenue from Cobol solutions, which represented 38% of our revenues, declined 19% at constant currency exchange rates, due to lower demand for Cobol and mainframe solutions. Internet Professional Services consulting represented 4% of our revenues for the first nine months. Changes in currency exchange rates increased U.K. GAAP revenue by Pound Sterling 6.0 million compared to the same period last year. Pre-tax losses before goodwill amortization and exceptional items were Pound Sterling 2.0 million for the nine months ended January 31, 2001. In the first nine months of the fiscal year the Company has recorded charges of Pound Sterling 31.5 million for goodwill amortisation and Pound Sterling 3.5 million for exceptional items.

FINANCIAL COMMENTARY UNDER U.S. GAAP - FOR THE QUARTER ENDED JANUARY 31, 2001 For the third fiscal quarter ended January 31, 2001, revenues were $78.1 million compared to $88.6 million for the three months ended January 31, 2000. MERANT's Egility e-business software products revenue grew 18% at constant currency exchange rates and made up 59% of MERANT's total revenues for the quarter. Total revenue from Cobol solutions, which made up 38% of our revenue, declined 18% at constant currency exchange rates due to the expected decline in demand for Cobol and mainframe-related products. Internet Professional Services (IPS) consulting represented 3% of the business, down sequentially, due to weakness in the IPS market. Changes in currency exchange rates decreased reported U.S. GAAP revenue by $4.2 million compared to the same period last year, primarily because of strengthening of the U.S. dollar against other major international currencies. Operating earnings before goodwill amortization charges were

$0.5 million. Pre-tax earnings were $1.7 million before goodwill amortization charges. Net earnings per ADS excluding amortization charges were $0.04. The above pre-tax earnings exclude goodwill amortization charges of $2.8 million.

Revenues for the first nine months of the fiscal year were $233.2 million compared to $268.4 million for the nine months ended January 31, 2000. MERANT's Egility e-business software products revenue grew 15% at constant currency exchange rates and made up 58% of MERANT's total revenues. Cobol revenue, representing 38% of our revenue, declined 19% at constant currency exchange rates due to lower demand for Cobol and mainframe solutions. Internet Professional Services consulting revenues made up 4% of the business for the first nine months of the fiscal year. Changes in currency exchange rates decreased reported U.S. GAAP revenue by $10.2 million compared to the same period last year. Pre-tax losses before amortization of goodwill were $3.7 million for the nine months ended January 31, 2001. Pre-tax losses exclude goodwill amortization charges of $9.1 million for the first nine months ended January 31, 2001.

SUMMARY FINANCIAL RESULTS ARE AS FOLLOWS:

------------------------------------------------------------------------------------------------------------------------------------
G.B. POUNDS, U.K. GAAP                                                                               Three months ended
                                                                                           -----------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                                        JANUARY 31          January 31,
                                                                                                  2001                2000
------------------------------------------------------------------------------------------------------------------------------------

Revenue                                                                                                 L53.6M              L54.6m
EBITA                                                                                                    L0.2M              L 2.2m
Profit (loss) before taxation, excluding goodwill amortisation and exceptional items                     L1.1M              L 2.8m
Profit (loss) per share, excluding goodwill amortisation and exceptional items                            0.6P                1.3p
(Loss) after taxation                                                                                  (L9.4M)             (L8.2m)
(Loss) per share                                                                                        (7.3P)              (5.8p)
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
G.B. POUNDS, U.K. GAAP                                                                            Nine months ended
                                                                                           -------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                                    JANUARY 31,          January 31,
                                                                                               2001                2000
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                                             L156.9M             L166.5m
EBITA                                                                                              (L 5.5M)               L7.7m
Profit (loss) before taxation, excluding goodwill amortisation and exceptional items               (L 2.0M)               L9.7m
Profit (loss) per share, excluding goodwill amortisation and exceptional items                       (1.0P)                4.5p
(Loss) after taxation                                                                              (L36.8M)            (L22.3m)
(Loss) per share                                                                                    (27.0P)             (15.8p)
--------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS, U.S. GAAP                                                         Three months ended           Nine months ended
                                                                           ---------------------------------------------------------
(IN MILLIONS, EXCEPT PER ADS AMOUNTS)                                        JANUARY 31    January 31,   JANUARY 31,    January 31,
                                                                                2001          2000           2001          2000
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                            $78.1M        $88.6m        $233.2M       $268.4m
EBITA                                                                               $0.5M         $3.5m        ($8.6M)        $12.4m
Pre-tax earnings (loss) excluding goodwill amortization                             $1.7M         $4.8m        ($3.7M)        $15.6m
Net earnings (loss) per ADS -- excluding goodwill amortization                      $0.04         $0.11        ($0.09)         $0.35
Net (loss) income                                                                 ($1.1M)         $1.6m       ($12.8M)         $6.7m
Net (loss) earnings per ADS -- diluted                                            ($0.04)         $0.05        ($0.45)         $0.22
------------------------------------------------------------------------------------------------------------------------------------

NOTES:
- EBITA is earnings (loss) before interest, taxes, goodwill amortization and exceptional items.
- Pro forma net earnings (loss) excluding goodwill amortization and exceptional items is calculated based on an assumed tax rate of 35%. The actual tax rate for the fiscal year could differ depending on future operating results.
- Exceptional items are provisions for actual and anticipated losses resulting from the revaluation of shares of MERANT purchased for the employee share plans under U.K. GAAP. There are no such charges under U.S. GAAP.

CONFERENCE CALL UPDATE
A conference call has been scheduled today at 4:00 pm GMT (11:00 am U.S. EST) for investors, analysts and press to review the third quarter results. For those wishing to participate on the conference call, the telephone numbers are +1
(800) 289 0569 (US) and +44 (0) 800 89 9354 in the U.K. For access to our web presentation, please refer to the following web site at http: www.merant.com at least 10 minutes prior to the call.

ABOUT MERANT
MERANT is a leading global e-business software solutions company. More than 5 million professionals use MERANT technology solutions at 60,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

                                       ***

MERANT and Egility are trademarks of MERANT. All other trademarks contained in this announcement are the property of their respective owners.

FORWARD-LOOKING STATEMENTS
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding the outlook for the remainder of the fiscal year, the progression of the transition in MERANT's sales model, reductions in operating expenses, expectations about trends in the delivery of e-business development applications, future investment in MERANT's consulting services, the acquisition of the Enterprise Division of NetObjects and potential strategic alternatives for the Company. When used in this document, the words "anticipate", believe", "estimate", "expect", "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Cobol and mainframe-related products. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and Quarterly Reports on Form 6-K for the quarter ended July 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

FINANCIAL STATEMENT INFORMATION
The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the year ended April 30, 2000, which have been filed with the U.K. Registrar of Companies. The auditors' reports on both the U.K. and U.S. financial statements for the year ended April 30, 2000 were unqualified.

U.S. SECURITIES FILINGS
As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the SEC. However, starting in 1997 MERANT began furnishing to the SEC, on a voluntary basis, quarterly reports on Form 6-K, which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 2000, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

                    (Tables and Supplemental Analysis Follow)

MERANT PLC
CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT

----------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share and ADS data)                              Three months ended         Nine months ended
(unaudited)                                                             JANUARY 31,  January 31,  JANUARY 31,  January 31,
                                                                            2001         2000         2001         2000
----------------------------------------------------------------------------------------------------------------------------
NET REVENUE
     License fees                                                            $38,853      $44,224     $109,349     $133,292
     Maintenance subscriptions                                                28,424       28,450       84,432       80,469
     Training and consulting                                                  10,841       15,916       39,395       54,591
 ............................................................................................................................
TOTAL NET REVENUE                                                             78,118       88,590      233,176      268,352
----------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE
     Cost of license fees                                                      1,811        2,212        5,642        7,040
     Cost of maintenance subscriptions                                         5,086        5,371       15,966       17,075
     Cost of training and consulting                                          12,668       14,165       42,539       43,812
 ............................................................................................................................
TOTAL COST OF REVENUE                                                         19,565       21,748       64,147       67,927
----------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                  58,553       66,842      169,029      200,425
----------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
     Research and development                                                 13,739       14,283       43,567       44,192
     Sales and marketing                                                      37,878       41,609      114,879      121,707
     General and administrative                                                6,433        7,483       19,178       22,102
     Goodwill amortization                                                     2,797        2,377        9,052        5,101
 ............................................................................................................................
TOTAL OPERATING EXPENSES                                                      60,847       65,752      186,676      193,102
----------------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME FROM OPERATIONS                                                (2,294)        1,090     (17,647)        7,323
Interest income, net                                                           1,212        1,365        4,869        3,156
 ............................................................................................................................
(LOSS) INCOME BEFORE INCOME TAXES                                            (1,082)        2,455     (12,778)       10,479
Income taxes                                                                       -        (883)            -      (3,772)
 ............................................................................................................................
NET (LOSS) INCOME                                                           ($1,082)       $1,572    ($12,778)       $6,707
----------------------------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME PER SHARE: BASIC                                           ($0.01)        $0.01      ($0.09)        $0.05
Net (loss) income per ADS: basic                                             ($0.04)        $0.05      ($0.45)        $0.23

Shares used in computing basic net (loss) income per share                   134,945      146,466      141,348      144,826
ADSs used in computing basic net (loss) income per ADS                        26,989       29,293       28,270       28,965

NET (LOSS) INCOME PER SHARE: DILUTED                                         ($0.01)        $0.01      ($0.09)        $0.04
Net (loss) income per ADS: diluted                                           ($0.04)        $0.05      ($0.45)        $0.22

Shares used in computing diluted net (loss) income per share                 134,945      156,888      141,348      152,016
ADSs used in computing diluted net (loss) income per ADS                      26,989       31,378       28,270       30,403
----------------------------------------------------------------------------------------------------------------------------

NOTE: Each American depositary share, or ADS, represents five ordinary shares

MERANT PLC
CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT

 ............................................................................................................................
(in thousands)                                                                                      JANUARY 31,   April 30,
                                                                                                        2001         2000
                                                                                                    (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                                         $71,632     $106,140
     Short-term investments                                                                             17,671       19,538
     Accounts receivable, net                                                                           74,190       92,840
     Prepaid expenses and other assets                                                                  11,295       10,127
 ............................................................................................................................
TOTAL CURRENT ASSETS                                                                                   174,788      228,645
 ............................................................................................................................
FIXED ASSETS:
     Property, plant and equipment, net                                                                 41,781       47,518
     Goodwill, net                                                                                      35,817       44,297
     Software product assets, net                                                                        3,701        5,569
     Other assets                                                                                        3,414        2,987
 ............................................................................................................................
TOTAL ASSETS                                                                                          $259,501     $329,016
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Borrowings                                                                                         $2,425       $2,785
     Accounts payable                                                                                    4,541       12,208
     Accrued employee compensation and commissions                                                      16,190       20,088
     Income taxes payable                                                                                4,487        7,601
     Deferred revenue                                                                                   66,993       69,830
     Other current liabilities                                                                          25,499       41,945
 ............................................................................................................................
TOTAL CURRENT LIABILITIES                                                                              120,135      154,457
DEFERRED INCOME TAXES                                                                                   14,568       13,157
 ............................................................................................................................
TOTAL LIABILITIES                                                                                      134,703      167,614
----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
     Ordinary shares                                                                                     4,448        4,876
     Additional paid-in capital and other reserves                                                     152,844      172,892
     Treasury stock                                                                                   (12,776)     (11,742)
     Retained (deficit) earnings                                                                       (6,336)        6,442
     Accumulated other comprehensive loss                                                             (13,382)     (11,066)
 ............................................................................................................................
TOTAL SHAREHOLDERS' EQUITY                                                                             124,798      161,402
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                            $259,501     $329,016
----------------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED STATEMENTS OF CASH FLOW  -  IN U.S. FORMAT

----------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                              Three months ended         Nine months ended
(unaudited)                                                             JANUARY 31,  January 31,  JANUARY 31,  January 31,
                                                                            2001         2000         2001         2000
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net (loss) income                                                      ($1,082)       $1,572    ($12,778)       $6,707
     Adjustments to reconcile net (loss) income to cash provided (used) by operations:
         Depreciation of fixed assets                                          3,044        3,324        9,830        8,324
         Amortisation of software product assets and other intangibles         3,338        6,658       10,643       15,454
         Changes in operating assets and liabilities                         (3,004)         (55)     (15,161)      (7,384)
         Other items                                                             101          (1)          142        3,128
 ............................................................................................................................
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                               2,397       11,498      (7,324)       26,229
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Purchases of property, plant & equipment                                (1,177)      (4,611)      (6,266)     (12,247)
     Software product assets and other intangibles                                 -      (2,889)         (98)      (6,933)
     Acquisition of subsidiaries                                             (4,000)     (23,481)      (4,000)     (38,459)
     Available-for-sale securities                                             (226)        6,973        1,867       16,828
     Other items                                                                   -          401            -          827
 ............................................................................................................................
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                             (5,403)     (23,607)      (8,497)     (39,984)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Issuance of ordinary shares, net of expenses                                  -       11,368        3,042       13,541
     Own shares                                                                1,522          214     (24,236)          373
     Repayment of borrowings                                                       -            -            -      (1,196)
 ............................................................................................................................
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                               1,522       11,582     (21,194)       12,718
----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                           86      (1,206)        2,507        (610)
 ............................................................................................................................
(DECREASE) INCREASE IN CASH                                                  (1,398)      (1,733)     (34,508)      (1,647)
Cash at beginning of period                                                   73,030       86,666      106,140       86,580
 ............................................................................................................................
CASH AT END OF PERIOD                                                        $71,632      $84,933      $71,632      $84,933
----------------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT

 ..................................................................................................................................
(unaudited)                                                                  Three months ended         Nine months ended
                                                                        JANUARY 31,    January 31,    JANUARY 31,    January 31,
                                                                            2001           2000           2001           2000
                                                                           POUND          Pound          POUND          Pound
                                                                        STERLING'000   Sterling'000   STERLING'000   Sterling'000
----------------------------------------------------------------------------------------------------------------------------------
REVENUE
     Product revenue                                                          26,650         27,266         73,764         82,702
     Maintenance revenue                                                      19,558         17,498         56,770         49,903
     Service revenue                                                           7,428          9,794         26,411         33,878
 ..................................................................................................................................
TOTAL REVENUE                                                                 53,636         54,558        156,945        166,483
----------------------------------------------------------------------------------------------------------------------------------
COST OF REVENUE
     Cost of product revenue                                                   1,245          1,361          3,786          4,373
     Cost of maintenance revenue                                               3,512          3,304         10,735         10,597
     Cost of service revenue                                                   8,725          8,714         28,547         27,169
 ..................................................................................................................................
TOTAL COST OF REVENUE                                                         13,482         13,379         43,068         42,139
----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                  40,154         41,179        113,877        124,344
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
     Research and development                                                  9,486          8,829         29,300         27,402
     Sales and marketing                                                      26,074         25,613         77,234         75,499
     General and administrative                                                4,443          4,531         12,865         13,736
     Amortisation of goodwill                                                 10,516         10,071         31,542         28,485
 ..................................................................................................................................
TOTAL OPERATING EXPENSES                                                      50,519         49,044        150,941        145,122
----------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS)                                                            (10,365)        (7,865)       (37,064)       (20,778)
Exceptional item: provision for loss on disposal of fixed assets                   -              -        (3,254)              -
 ..................................................................................................................................
OPERATING (LOSS), BEFORE INTEREST INCOME                                    (10,365)        (7,865)       (40,318)       (20,778)
Interest income, net                                                             962            643          3,505          1,963
 ..................................................................................................................................
(LOSS) BEFORE TAXATION                                                       (9,403)        (7,222)       (36,813)       (18,815)
Taxation                                                                           -        (1,025)              -        (3,481)
 ..................................................................................................................................
(LOSS) FOR THE PERIOD AFTER TAXATION                                         (9,403)        (8,247)       (36,813)       (22,296)
----------------------------------------------------------------------------------------------------------------------------------

(Loss) per ordinary share: basic                                              (7.3P)         (5.8p)        (27.0P)        (15.8p)
(Loss) per ordinary share: diluted                                            (7.3P)         (5.8p)        (27.0P)        (15.8p)
----------------------------------------------------------------------------------------------------------------------------------

Ordinary shares - basic                                                      129,028        142,853        136,588        141,240
Ordinary shares - diluted                                                    129,028        142,853        136,588        141,240
----------------------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED BALANCE SHEET  -  IN U.K. FORMAT

 ............................................................................................................................
                                                                                                  JANUARY 31,   April 30,
                                                                                                      2001        2000
                                                                                                  (UNAUDITED)
                                                                                                     POUND        Pound
                                                                                                  STERLING'000 Sterling'000
----------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
     Intangible fixed assets                                                                            85,985      120,205
     Tangible fixed assets                                                                              28,617       30,075
     Investment                                                                                          5,358        7,431
 ............................................................................................................................
TOTAL FIXED ASSETS                                                                                     119,960      157,711
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Stock                                                                                                 796        1,444
     Trade debtors                                                                                      50,849       58,760
     Other debtors and prepaid expenses                                                                  9,279        7,101
     Cash and bank deposits                                                                             61,166       79,543
 ............................................................................................................................
TOTAL CURRENT ASSETS                                                                                   122,090      146,848
 ............................................................................................................................
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
     Bank loans and overdrafts                                                                           1,661        1,763
     Trade creditors                                                                                     3,110        7,726
     Accrued employee compensation                                                                      11,089       12,714
     Current corporation tax                                                                             3,098        4,801
     Accrued expenses and other current liabilities                                                     13,960       15,429
     Deferred revenue                                                                                   45,920       44,196
 ............................................................................................................................
TOTAL CURRENT LIABILITIES                                                                               78,838       86,629
----------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS                                                                                      43,252       60,219
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                                  163,212      217,930
Provision for liabilities and charges                                                                   19,040       19,446
 ............................................................................................................................
NET ASSETS                                                                                             144,172      198,484
----------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
     Called up share capital                                                                             2,699        2,988
     Share premium account                                                                             193,644      200,421
     Capital redemption reserve                                                                          6,916            -
     Profit and loss account                                                                          (59,087)      (4,925)
 ............................................................................................................................
TOTAL SHAREHOLDERS' EQUITY                                                                             144,172      198,484
----------------------------------------------------------------------------------------------------------------------------

MERANT PLC
CONSOLIDATED CASH FLOW STATEMENT  -  IN U.K. FORMAT

 ....................................................................................................................................
(unaudited)                                                                    Three months ended         Nine months ended
                                                                          JANUARY 31,    January 31,    JANUARY 31,    January 31,
                                                                              2001           2000           2001           2000
                                                                             POUND          Pound          POUND          Pound
                                                                          STERLING'000   Sterling'000   STERLING'000   Sterling'000
------------------------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS)                                                              (10,365)        (7,865)       (37,064)       (20,778)
     Depreciation of fixed assets                                                2,097          2,039          6,606          5,154
     Amortisation of software product assets and other intangibles              10,889         10,433         33,267         31,749
     Changes in operating assets and liabilities                               (5,009)          3,306        (1,093)          4,124
     Restructuring charges                                                       (107)              0        (1,819)              0
     Other items                                                                     0              0             28              0
 ....................................................................................................................................
NET CASH (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES                            (2,495)          7,913           (75)         20,249
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                                    962            643          3,505          1,963
TAXATION                                                                             -          (474)           (48)        (6,436)
Capital expenditure and financial investment                                     (803)          (722)       (10,602)        (6,205)
Acquisitions and disposals                                                           -       (18,455)              -       (27,758)
 ....................................................................................................................................
CASH OUTFLOW BEFORE FINANCING                                                  (2,336)       (11,095)        (7,220)       (18,187)
Financing                                                                        1,070          7,106       (10,788)          7,685
 ....................................................................................................................................
(DECREASE) IN CASH                                                             (1,266)        (3,989)       (18,008)       (10,502)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movements in net funds
(Decrease) in cash                                                             (1,266)        (3,989)       (18,008)       (10,502)
Cash inflow from increase in loans                                                   0              0              0            752
 ....................................................................................................................................
CHANGE IN CASH RESULTING FROM CASH FLOWS                                       (1,266)        (3,989)       (18,008)        (9,750)
Currency translation difference                                                    138          (490)          (267)        (1,287)
 ....................................................................................................................................
MOVEMENT IN CASH DURING THE PERIOD                                             (1,128)        (4,479)       (18,275)       (11,037)
Net funds at beginning of period                                                60,633         67,131         77,780         73,689
 ....................................................................................................................................
NET FUNDS AT END OF PERIOD                                                      59,505         62,652         59,505         62,652
------------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MERANT plc
                                            (Registrant)


Date: February 21, 2001                     By: /s/ Leo Millstein
                                            -----------------------------------
                                            Leo Millstein
                                            Vice President & General Counsel